OXYGEN BIOTHERAPEUTICS, INC.
One Copley Parkway, Suite 490
Morrisville, North Carolina 27560
Telephone:  (919) 855-2100

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Oxygen Biotherapeutics, Inc.
Registration Statement on Form S-3
Filed March 21, 2013
File No. 333-187441

Dear Mr. Riedler:

Set forth below is our response to your comment letter dated April 1, 2013 regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed March 21, 2013 by Oxygen Biotherapeutics, Inc., (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

General

1.
We note that the February 22, 2013 Securities Purchase Agreement relating to the sale of the Series B-1 convertible preferred stock, Series B-2 convertible preferred stock and warrants to purchase common stock contemplated that:

●
the sale of the Series B-1 Stock would be made pursuant to an effective shelf registration statement on Form S-3, which was initially filed with the Securities and Exchange Commission on March 26, 2010 and declared effective on April 14, 2010 (File No. 333- 165733); and

●	the sale of the Series B-2 Stock and warrants would be made without registration in reliance on the exemptions provided by Section 4(2) of the Securities Act

In light of these facts, please explain how the offering of the Series B-1 Stock pursuant to the registration statement was separate and distinct from the offering of the B-2 Stock and warrants and whether the information in the shelf registration statement influenced in any way the investor’s decision to purchase the Series B-2 Stock and warrants. Please provide further detail regarding your prior relationship with the investor and describe the negotiations with the investor leading to consummation of the Purchase Agreement. In addition, please describe the role of the placement agent in the transactions. Please provide your analysis with respect to the application of Securities Act Release No. 33- 8828 (August 10, 2007) and Securities Act Compliance & Disclosure Interpretation 139.25 (November 26, 2008) in light of the specific and detailed facts you provide in response to our comment.

COMPANY RESPONSE:

On February 22, 2013, the Company entered into a Securities Purchase Agreement with two institutional investors (the “Investors”) for the issuance and sale by the Company (the “Offering”) of $1.6 million of shares of the Company’s Series B-1 convertible preferred stock (the “Series B-1 Stock”) and $0.5 million of shares of the Company’s Series B-2 convertible preferred stock (the “Series B-2 Stock” and, together with the Series B-1 Stock, the “Preferred Stock”) which are convertible into a combined total of 8,400,000 shares of common stock (the “Conversion Shares”).  In connection with the purchase of shares of Preferred Stock in the Offering, the Investors received warrants to purchase an aggregate of 12,600,000 shares of common stock at an exercise price equal to $0.50 (the “Warrants”).  The Series B-1 Stock was offered and sold by the Company pursuant to an effective shelf registration statement on Form S-3, which was initially filed with the Commission on March 26, 2010 and declared effective on April 14, 2010 (File No. 333- 165733) (the “Shelf Registration Statement”), which registered the sale of the Series B-1 Stock and common stock into which the Series B-1 Stock is convertible.  The Series B-2 Stock and the Warrants were sold without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption provided by Section 4(a)(2) (formerly Section 4(2)) of the Securities Act.

Mr. Jeffrey P. Riedler
April 4, 2013

In conducting the Offering the Company carefully considered the availability of an exemption under Section 4(a)(2) of the Securities Act from the registration requirements of Section 5 of the Securities Act for the offer and sale of the Series B-2 Stock and Warrants.  In this analysis, the Company relied on the guidance set forth in Staff’s Compliance and Disclosure Interpretations, Securities Act Section, Question and Answer 139.25 and in Securities Act Release No. 8828 (August 10, 2007) concerning integration issues implicated by concurrent public and private offerings of securities (the “Interpretative Guidance”).  Under the Interpretative Guidance it is clear that an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of the Shelf Registration Statement).

Securities Act Release No. 8828 (August 10, 2007) provides some examples of the application of this analysis: “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

All potential investors in the Offering, including the private placement, were solicited by means of direct contact by Ladenburg Thalmann & Co. Inc. (the “Placement Agent”), which was engaged as the Company’s placement agent pursuant to the terms of an engagement letter dated November 5, 2012 by and among the Company and the Placement Agent.  In connection with this engagement, the Placement Agent initially contacted the investment manager for the Investors with respect to the Offering by means of a telephone call on or about January 4, 2013.  The Placement Agent had a substantive pre-existing relationship with the investment manager for the Investors as a result of previous investments through the Placement Agent and previous contacts in connection with other potential investments.  The Placement Agent has confirmed to us that (i) it has had a relationship with the investment manager for the Investors since 2011, during which time an associated person of the Placement Agent has presented to the investment manager for the Investors at least 16 transactions, of which the investment manager for the Investors has participated in 7 transactions, and (ii) it did not engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of the Series B-2 Convertible Preferred Stock or the Warrants.

Therefore, consistent with the Interpretative Guidance, the investors in the private placement became interested in the Offering through some means other than the Shelf Registration Statement that did not involve a general solicitation.  Additionally, each Investor represented that (i) at the time such Investor was offered the Series B-2 Stock and Warrants and as of the date of executing the Securities Purchase Agreement, it was, and on each date on which it converts any shares of Series B-2 Stock or exercises any Warrants, it will be either: (a) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (b) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act; (ii) it acquired the Series B-2 Stock and Warrants as principal for its own account and had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities; (iii) such Investor, either alone or together with its representatives, had such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment, and has so evaluated the merits and risks of such investment; and (iv) such Investor did not purchase the securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.  Each share of Series B-2 Stock and the Warrants were issued with a legend similar to the following:

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS [CONVERTIBLE] [EXERCISABLE]] HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THIS SECURITY [AND THE SECURITIES ISSUABLE UPON [CONVERSION] [EXERCISE] OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Accordingly, the Company believes the offer and sale of the Series B-2 Stock and the Warrants met all the necessary requirements to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act and otherwise was consistent with Section 4(a)(2) of the Securities Act.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Margaret N. Rosenfeld at (919) 821-6714.

Very truly yours,

/s/ Michael B. Jebsen
Michael B. Jebsen
Interim Chief Executive Officer